SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SHADES HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

  (Title of Class of Securities)

81882A100

  (CUSIP Number)

Lucien Lallouz

2775 NE 191st Street, PH2

Aventura, FL 33180

With Copies To:

Darrin M. Ocasio, Esq.

Jeff Cahlon, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, NY 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 81882A100	13D

1	NAME OF REPORTING PERSONS

Omniscent Corp.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

24,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	24,000,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.3%*
14	TYPE OF REPORTING PERSON

CO

* Based on 31,051,999 shares of common stock outstanding as of July 10, 2013.

CUSIP No. 81882A100	13D

1	NAME OF REPORTING PERSONS

Lucien Lallouz
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

24,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	24,000,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.3%*
14	TYPE OF REPORTING PERSON

IN

(1) Represents shares held by Omniscent Corp. (“Omniscent”). Mr. Lallouz is the owner and President of Omniscent.

* Based on 31,051,999 shares of common stock outstanding as of July 10, 2013.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Shades Holdings, Inc., a Florida corporation (the “Issuer”), whose principal executive offices are located at 2875 NE 191st Street., Suite 511, Aventura, FL 33180.

Item 2. Identity and Background.

(a)	This statement is being jointly filed by Omniscent Corp. (“Omniscent”) and Lucien Lallouz. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Omniscent is a Florida corporation.

(b)	The business address of each Reporting Person is 2775 NE 191 Street, PH2, Aventura, FL 33180.

(c)	The principal business of Omniscent (through its interest in the Issuer) is as a fragrance/licensing company. The principal business of Mr. Lallouz is CEO and President of the Issuer.

(d)	Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Lallouz is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 19, 2013, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Shades of Fragrances, Inc. (“SOF”) and Omniscent Corp. (“Omniscent”) (the sole shareholder of SOF). Pursuant to the Exchange Agreement, which closed on June 21, 2013, the Company issued 24,000,000 shares of common stock to Omniscent, resulting in a change in control of the Company, in exchange for 1,000,000 shares of common stock of SOF, representing 100% of the issued and outstanding capital stock of SOF, and SOF thus became a wholly-owned subsidiary of the Company.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction to effect a change in control of the Issuer.

In connection with the Exchange Agreement, on June 19, 2013, Sean Lyons resigned as officer of the Company and Lucien Lallouz was appointed President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer of the Company. On July 8, 2013, Mr. Lallouz was elected a director of the Company

On June 19, 2013, the Issuer entered into a stock purchase agreement with Sean Lyons, pursuant to which, on June 21, 2013, the Issuer sold to Mr. Lyons all of the issued and outstanding capital stock of Daily Shades, Inc. in exchange for the transfer by Mr. Lyons of 19,600,000 shares of the Issuer’s common stock.

In connection with the above-reference transaction, the Issuer’s business will change to that of fragrances/licensing.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Omniscent and Mr. Lallouz each beneficially own 24,000,000 shares of the Issuer’s common stock, which represents approximately 77.3% of the Issuer’s common stock. All of the shares are held directly by Omniscent.

(b)	Each Reporting Person may be deemed to hold sole voting and dispositive power over 24,000,000 shares of common stock of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, neither Reporting Person has effected any transactions in the shares of the Issuer during the past 60 days.

(d)	To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 24,000,000 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between either Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

10.1	Share Exchange Agreement, dated June 19, 2013, between the Issuer, Shades of Fragrances, Inc. and Mr. Lucien Lallouz (incorporated by reference to 8-K filed by the Issuer on July 1, 2013).

10.2	Stock Purchase Agreement, dated June 19, 2013, between the Issuer and Sean Lyons (incorporated by reference to 8-K filed by the Issuer on July 1, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 2013

OMNISCENT CORP.

By: /s/ Lucien Lallouz
Lucien Lallouz

/s/ Lucien Lallouz
Lucien Lallouz

EXHIBIT 99.1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (this “ Agreement”), dated as of July 11, 2013, among Omniscent Corp., a Florida corporation, and Lucien Lallouz (collectively, the “Joint Filers”).

WITNESSETH

WHEREAS, as of the date hereof, each of the Joint Filers is filing a Schedule 13D under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Shades Holdings, Inc. (the “Schedule 13D”);

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D;

WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1.           The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act.

2.           Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii)  under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.           Each of the Joint Filers hereby agrees that this Agreement shall be filed as an Exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

OMNISCENT CORP.

By: /s/ Lucien Lallouz
Lucien Lallouz

/s/ Lucien Lallouz
Lucien Lallouz